UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,579,748
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,579,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

722,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		722,523
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

722,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,579,748
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

722,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,579,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Family Office Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,225
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,857,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Associates GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,225
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,857,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,225
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,857,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,857,225
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,857,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M0854Q105

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)	This statement is filed by :
(i)	Outerbridge Special Opportunities Fund II, LP, a Delaware limited partnership (“Outerbridge SOF II”);
(ii)	Outerbridge Special Opportunities GP II, LLC, a Delaware limited liability company (“Outerbridge GP II”), as the general partner of Outerbridge SOF II;
(iii)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to Outerbridge SOF II;
(iv)	Rory Wallace, as the managing member of each of Outerbridge Capital and Outerbridge GP II (together with Outerbridge SOF II, Outerbridge GP II and Outerbridge Capital, “Outerbridge”);
(v)	QVT Family Office Fund LP (“QVT Fund”), a Cayman Islands limited partnership;
(vi)	QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates GP”), as the general partner of QVT Fund;
(vii)	QVT Financial LP, a Delaware limited partnership (“QVT Financial”), as the investment manager of QVT Fund; and
(viii)	QVT Financial GP LLC, a Delaware limited liability company (“QVT Financial GP”, and together with QVT Fund, QVT Associates GP, and QVT Financial, “QVT”), as the general partner of QVT Financial.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement (the “Group Agreement”), as further described in Item 6 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 to the Group Agreement, as further described in Item 6 of Amendment No. 7 to the Schedule 13D filed with the SEC on May 12, 2022. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Ordinary Shares beneficially owned by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

10

CUSIP No. M0854Q105

The aggregate purchase price of the 722,523 Ordinary Shares owned directly by Outerbridge SOF II is approximately $4,106,945, excluding brokerage commissions. The aggregate purchase price of the 2,857,225 Ordinary Shares owned directly by QVT Fund is approximately $21,071,107, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons acknowledge the actions taken by the Issuer over the past year to significantly reduce its costs and improve its operations. The Reporting Persons credit the Issuer’s refreshed Board and Executive Committee for taking necessary steps to achieve an appropriate cost structure and provide runway for the long-term optionality of the Issuer’s security as a service (“SECaaS”) business to bear fruit. The Reporting Persons also acknowledge and support the Issuer’s appointment of Mr. Eyal Harari as CEO and Ms. Liat Nahum as CFO, and look forward to their contributions as the Issuer’s turnaround progresses.

The Reporting Persons continue to believe that the Issuer’s traffic management and analytics business boasts significant technological differentiation and intrinsic value. The Reporting Persons believe the Issuer has an opportunity to capitalize on disruption at certain traffic management competitors, while also capturing growth in new markets like Fixed Wireless Access (“FWA”). Accordingly, the Reporting Persons look forward to the Issuer’s new management team presenting their findings and articulating their strategy for the traffic management and analytics business to shareholders in the coming quarters.

The Reporting Persons also note promising signs in the Issuer’s SECaaS business, including a 50% revenue growth rate in the first fiscal quarter of 2024 and the success of the service at leading carriers like Far EasTone and Verizon. The Reporting Persons believe the Issuer is on the cusp of transformational expansion opportunities and continue to see the potential for a highly profitable SECaaS revenue stream to build over time. Accordingly, the Reporting Persons look forward to the Issuer presenting strategic updates to shareholders about its SECaaS business in the coming quarters.

The Reporting Persons intend to continue their constructive dialogue with the Issuer’s Board and management team concerning these and other matters.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 38,441,772 Ordinary Shares outstanding as of March 31, 2024, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Form 20-F filed with the SEC on April 10, 2024.

A.	Outerbridge SOF II
(a)	As of the close of business on June 20, 2024, Outerbridge SOF II beneficially owned directly 722,523 Ordinary Shares.

Percentage: Approximately 1.9%

11

CUSIP No. M0854Q105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	The transactions in the securities of the Issuer by Outerbridge SOF II during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
B.	Outerbridge GP II
(a)	As the general partner of Outerbridge SOF II, Outerbridge GP II may be deemed the beneficial owner of the 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 722,523
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	Outerbridge GP II has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Outerbridge SOF II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Outerbridge Capital
(a)	As the investment manager of Outerbridge SOF II, Outerbridge Capital may be deemed the beneficial owner of the 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II. In addition, Outerbridge Capital may be deemed to beneficially own the 2,857,225 Ordinary Shares beneficially owned directly by QVT Fund pursuant to the QVT Voting Agreement (as defined in Item 6 of the Schedule 13D).

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,579,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Outerbridge SOF II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital and Outerbridge GP II, Mr. Wallace may be deemed the beneficial owner of the (i) 722,523 Ordinary Shares beneficially owned directly by Outerbridge SOF II, and (ii) 2,857,225 Ordinary Shares beneficially owned directly by QVT Fund.
12

CUSIP No. M0854Q105

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,579,748
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 722,523

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Outerbridge SOF II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	QVT Fund
(a)	As of the close of business on June 20, 2024, QVT Fund beneficially owned directly 2,857,225 Ordinary Shares.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,857,225
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,857,225

(c)	The transactions in the securities of the Issuer by QVT Fund during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
F.	QVT Associates GP
(a)	As the general partner of QVT Fund, QVT Associates GP may be deemed the beneficial owner of the 2,857,225 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,857,225
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,857,225

(c)	QVT Associates GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
G.	QVT Financial
(a)	As the investment manager of QVT Fund, QVT Financial may be deemed the beneficial owner of the 2,857,225 Ordinary Shares beneficially owned directly by QVT Fund.
13

CUSIP No. M0854Q105

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,857,225
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,857,225

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
H.	QVT Financial GP
(a)	As the general partner of QVT Financial, QVT Financial GP may be deemed the beneficial owner of the 2,857,225 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,857,225
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,857,225

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

14

CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

15

CUSIP No. M0854Q105

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

16

CUSIP No. M0854Q105

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Ordinary Shares	92,500	$2.1474	06/12/2024
Purchase of Ordinary Shares	96,900	$2.0500	06/18/2024

QVT FAMILY OFFICE FUND LP

Purchase of Ordinary Shares	400,000	$2.0500	06/18/2024